POLICY COVER SHEET
Job Name: XP3310D5   Print Date and Time: 01/31/08 21:01
File Number: O617O
Business Center/
Original Business Unit:   FINANCIAL AND PROFESSIONAL SERVICES
Policy Number:    490PB1810
Name of insured:    FIRST INVESTORS CORPORATION
Agency Number:    0800995
Department or Expense Center:  001
Underwriter:    1312032  Underwriting Team:
Data Entry Person:   HOJNACKI,ERIN
Date and Time:    01/31/08 12:01 001
Special Instructions
Policy Commencement Date: 01/15/08
THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT
THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE
FORM NBR   EDITION   CO  STATE   TRANS DATE
* MEL3804  12.05   1  NY   2008-01-15*
* MEL3806   12.05   1  NY  2008-01-15*
* MEL3809  12.05   1 NY  2008-01-15*
* MEL3810  12.05   1 NY  2008-01-15*
* MEL3811  12.05   1 NY  2008-01-15*
* MEL3812  12.05   1  NY  2008-01-15*
* MLABL   09.85   1 NY  2008-01-15*
* ND059   11.06   1 NY  2008-01-15*
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40724 Ed.12-90 Printed in U.S.A. INSURED COPY Page 1
DELIVERY INVOICE
Company: ST PAUL FIRE & MARINE INSURANCE COMPANY
INSURED
FIRST INVESTORS CORPORATION Policy Inception/Effective Date: 01/15/08
100 WALL STREET    Agency Number: 0800995
4TH FLOOR
NEW YORK NY 10005   Transaction Type:
     RENEWAL OF 490PB1458
     Transaction number:
     Processing date: 01/31/2008
     Policy Number: 490PB1810
AGENT
ICI MUTUAL INSURANCE BROKERS
1401 H STREET NW
WASHINGTON, DC 20005
Policy  Description     Amount
 Surtax/
Number           Surcharge
490PB1810 INVESTMENT COMPANY BLANKET BAND $200,000
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40724 Ed.12-90 Printed in U.S.A. INSURED COPY Page 2
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ND044 Rev. 8-05   Page 1 of 1
IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND BROKER COMPENSATION
For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ND059 Ed. 11-06 -1
2006 The St. Paul Travelers Companies, Inc. All Rights Reserved
HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS
Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost.
Prompt reporting:
better protects the interests of all parties;
helps Travelers to try to resolve losses or claims more quickly; and
often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.
Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.
FAX
Use this number to report a loss, claim, or potential claim by fax toll free.
1-888-460-6622
US MAIL
Use this address to report a loss, claim, or potential claim by U S Mail.
Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102
EMAIL
Use this address to report a loss, claim, or potential claim by email.
Pro.E&O.Claim.Reporting@SPT.com
This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB001 Rev. 7/04
2004 The Travelers Companies, Inc. Page 1 of 2
INVESTMENT COMPANY BLANKET BOND
St. Paul Fire and Marine Insurance Company
St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)
DECLARATIONS     BOND NO. 490PB1810
Item 1.
Name of Insured (herein called Insured):
FIRST INVESTORS CORPORATION
Principal Address:
100 WALL STREET
4TH FLOOR
NEW YORK, NY 10005
Item 2.
Bond Period from 12:01 a.m. on 01/15/08 to 12:01 a.m. on 01/15/09 the effective date of the termination or cancellation of the bond, standard time at the
Principal Address as to each of said dates.
Item 3.
Limit of Liability
Subject to Sections 9, 10, and 12 hereof:
         Deductible
      Limit of Liability Amount
Insuring Agreement A-FIDELITY    $5,000,000  $250,000
Insuring Agreement B-AUDIT EXPENSE   $50,000   $10,000
Insuring Agreement C-PREMISES    $5,000,000  $250,000
Insuring Agreement D-TRANSIT    $5,000,000  $250,000
Insuring Agreement E-FORGERY OR ALTERATION  $5,000,000  $250,000
Insuring Agreement F-SECURITIES   $5,000,000  $250,000
Insuring Agreement G-COUNTERFEIT CURRENCY $5,000,000  $250,000
Insuring Agreement H-STOP PAYMENT   $25,000   $5,000
Insuring Agreement I-UNCOLLECTIBLE ITEMS
OF DEPOSIT      $25,000   $5,000
OPTIONAL COVERAGES ADDED BY RIDER:
Insuring Agreement J-COMPUTER SYSTEMS   $5,000,000  $250,000
Insuring Agreement K-COMPUTER VIRUS   $5,000,000  $250,000
Insuring Agreement L-VOICE INITIATED
TRANSACTION      $5,000,000  $250,000
Insuring Agreement M-TELEFACSIMILE
COVERAGE     $500,000  $50,000
Insuring Agreement N-UNAUTHORIZED
SIGNATURE     $25,000   $5,000
If "Not Covered" is inserted above opposite any specified Insuring
Agreement or Coverage, such Insuring Agreement or Coverage and any other reference
thereto in this bond shall be deemed to be deleted therefrom.
Item 4.
Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General
Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB001 Rev. 7/04
2004 The Travelers Companies, Inc. Page 2 of 2
Item 5.
The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through
ICB010 - Ed.07-04, ICB011 - Ed.07-04, ICB012 - Ed.07-04, ICB013 - Ed.07-04,
ICB015 - Ed.07-04, ICB016 - Ed.07-04, ICB027 - Ed.07-04, ICB029 - Ed.07-04,
ICB030 - Ed.07-04, ICB031 - Ed.07-04, ICB036 - Ed.07-04, ICB038 - Ed.07-04,
ICB039 - Ed.07-04, ICB057 - Ed.04-05, MEL3274 - Ed.07-04, MEL3804 - Ed.12-05,
MEL3805 - Ed.12-05, MEL3806 - Ed.12-05, MEL3808 - Ed.12-05,
MEL3809 - Ed.12-05, MEL3810 - Ed.12-05, MEL3811 - Ed.12-05,
MEL3812 - Ed.12-05, MEL3813 - Ed.12-05
Item 6.
The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) 490PB1458 such termination or cancellation to be effective as of the time this bond becomes effective.
IN WITNESS WHEREOF, the Company has caused this bond to be signed by its
President and Secretary and countersigned by a duly authorized representative of the Company.
Countersigned:
/s/Bruce Backberg, Secretary
/s/Brian MacLean, President
ST. PAUL FIRE AND MARINE INSURANCE COMPANY
Authorized Representative Countersigned At
Countersignature Date
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04   1 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
INVESTMENT COMPANY BLANKET BOND
The Underwriter, in consideration of an agreed premium, and subject to the
Declarations made a part hereof, the General Agreements, Conditions and
Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:
INSURING AGREEMENTS
(A) FIDELITY
Loss resulting from any dishonest or fraudulent act(s), including Larceny or
Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:
(a) to cause the Insured to sustain such loss; and
(b) to obtain financial benefit for the Employee, or for any other Person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.
(B) AUDIT EXPENSE
Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any
Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit
Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of one or more of the Employees,
and the liability under this paragraph shall be in addition to the Limit of
Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.
(C) ON PREMISES
Loss of Property (occurring with or without negligence or violence) through robbery,
burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious
unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the
Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.
Office and Equipment
(1) loss of or damage to furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by
Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or by vandalism or malicious mischief; or
(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage always excepting, however, all loss or damage through fire.
(D) IN TRANSIT
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04    2 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.
(E) FORGERY 0R ALTERATION
Loss through Forgery or alteration of or on:
(1) any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit; or
(2) other written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds
or
Property, which instructions, advices or applications purport to have been signed or endorsed by any:
(a) customer of the Insured, or
(b) shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company, or
(c) financial or banking institution or stockbroker, but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, or financial or banking institution or stockbroker; or
(3) withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the
Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F)
hereof whether or not coverage for Insuring Agreement (F) is provided for in the
Declarations of this bond.
Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.
Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.
(F) SECURITIES
Loss sustained by the Insured, including loss sustained by reason of a violation of the
constitution by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the
Insured by the constitution, by-laws, rules or regulations of any Self
Regulatory Organization if the Insured had been a member thereof,
(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:
(a) counterfeited, or
(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee,
transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
(c) raised or otherwise altered, or lost, or stolen, or
(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers,
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04   3 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or
other written instruments; excluding losses caused by Forgery or alteration of, on or in
those instruments covered under Insuring Agreement (E) hereof.
Securities, documents or other written instruments shall be deemed to mean original
(including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof, which instruments are, in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.
The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.
Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.
(G) COUNTERFEIT CURRENCY
Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of
America or Canada or issued pursuant to a United States of America or Canada statute for use as currency.
(H) STOP PAYMENT
Loss against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:
For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized
Representative of
such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized
Representative of such customer, shareholder or subscriber, or
For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of
such customer,
shareholder or subscriber.
(I) UNCOLLECTIBLE ITEMS OF DEPOSIT
Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's, or subscriber's account based upon
Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or loss resulting from an Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.
Loss includes dividends and interest accrued not to exceed 15% of the
Uncollectible Items which are deposited.
This Insuring Agreement applies to all Mutual Funds with "exchange privileges"
if all Fund(s) in the exchange program are insured by the Underwriter for
Uncollectible Items of Deposit. Regardless of the number of transactions between
Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured
Fund(s).
GENERAL AGREEMENTS
A. ADDITIONAL OFFICES OR EMPLOYEES CONSOLIDATION OR MERGER - NOTICE
(1) If the Insured shall, while this bond is in force, establish any additional office or offices, such offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the
remainder of such premium period.
(2) If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04    4 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.
B. WARRANTY
No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.
C. COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)
The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the
Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement
(A) this indemnity shall apply only in the event that:
(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including
Larceny or Embezzlement; or
(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;
(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an
agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.
The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the
Insured shall give all reasonable information and assistance which the
Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.
If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable.
Such indemnity shall be in addition to the Limit of Liability for the applicable
Insuring Agreement or Coverage.
D. FORMER EMPLOYEE
Acts of an Employee, as defined in this bond, are covered under Insuring
Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement
(A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.
THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE
FOLLOWING
CONDITIONS AND LIMITATIONS:
SECTION 1. DEFINITIONS
The following terms, as used in this bond have the respective meanings stated in this Section:
(a) "Employee" means:
(1) any of the Insured's officers, partners, or employees, and
(2) any of the officers or employees of any predecessor of the
Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04    5 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or employees of such attorneys are performing such services for the Insured, and
(4) guest students pursuing their studies or duties in any of the Insured's offices, and
(5) directors or trustees of the Insured, the investment advisor, underwriter
(distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and
(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and
(7) each natural person, partnership or corporation authorized by written agreement
with the Insured to perform services as electronic data processor of checks or other
accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) hereof, and
(8) those persons so designated in Section 15, Central Handling of Securities,
and
(9) any officer, partner, or Employee of:
(a) an investment advisor,
(b) an underwriter (distributor),
(c) a transfer agent or shareholder accounting record-keeper, or
(d) an administrator authorized by written agreement to keep financial and/or other
required records,
for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any investment
Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment
Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such
Investment Company, and which is not a bank, shall be included within the definition of Employee.
Each employer of temporary personnel or processors as set forth in sub-sections
(6) and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.
Brokers, or other agents under contract or representatives of the same general character
shall not be considered Employees.
(b) "Property" means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including
Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or
should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the
Insured is liable therefor.
(c) "Forgery" means the signing of the name of another with intent to deceive;
it does not
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04   6 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
include the signing of one's own name with or without authority, in any capacity, for any purpose.
(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.
(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.
SECTION 2. EXCLUSIONS THIS BOND, DOES NOT COVER:
(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F)
or (G).
(b) loss due to riot or civil commotion outside the United States of America and
Canada; or loss due to military, naval or usurped power,
war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when
such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.
(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.
(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.
(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice fraud or false pretenses, unless such loss is covered under
Insuring Agreement (A), (E) or (F).
(f) loss resulting from any violation by the Insured or by any Employee:
(1) of law regulating (a) the issuance, purchase or sale of securities, (b)
securities transactions upon Security Exchanges or over the counter market, (c)
Investment Companies, or (d) Investment Advisors, or
(2) of any rule or regulation made pursuant to any such law.
unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).
(g) loss of Property or loss of privileges through the misplacement or loss of
Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the
Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.
(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).
(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.
(j) loss through the surrender of Property away from an office of the Insured as a result of a threat:
(1) to do bodily harm to any person, except loss of Property in transit in the custody
of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

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2004 The St. Paul Travelers Companies, Inc. All Right Reserved
(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).
(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositors or representative of such person, who is within the premises of the drawee bank of the
Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).
(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of
America, District of Columbia, and territories and possessions of the United
States of America, and Canada.
SECTION 3. ASSIGNMENT OF RIGHTS
This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section
1(a) of this bond, as aforesaid, and upon payment to the Insured by the
Underwriter on account of any loss through dishonest or fraudulent act(s)
including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the
Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.
SECTION 4. LOSS -NOTICE -PROOF LEGAL PROCEEDINGS
This bond is for the use and benefit only of the Insured named in the
Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.
Discovery occurs when the Insured:
(a) becomes aware of facts, or
(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.
SECTION 5. VALUATION OF PROPERTY
The value of any Property, except books of accounts or other records used by the
Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

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2004 The St. Paul Travelers Companies, Inc. All Right Reserved
immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such
Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.
In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the
Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.
SECTION 6. VALUATION OF PREMISES AND FURNISHINGS
In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.
SECTION 7. LOST SECURITIES
If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.
If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interest in and to said securities.
With respect to securities the value of which do not exceed the Deductible
Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the
request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.
With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that
the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or
Bonds against all loss and expense that is not
recoverable from the Underwriter under the terms and conditions of this
Investment Company Blanket Bond subject to the Limit of Liability hereunder.
SECTION 8. SALVAGE
in case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the
Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The
Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.
SECTION 9. NON-REDUCTION AND NONACCUMULATION OF LIABILITY AND TOTAL
LIABILITY
At all times prior to termination hereof, this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which
the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number or premiums which shall be payable or paid, the liability of the
Underwriter under this bond with respect to all loss resulting from:
(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no
Partner or Employee is concerned or implicated shall be deemed to be one loss,
or
(b) any one unintentional or negligent act on the part of any other person resulting in damage to or destruction or misplacement of
Property, shall be deemed to be one loss, or
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04   9 of 12
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or
(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts
intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided,
or
(e) any one casualty or event other than those specified in (a), (b), (c) or (d)
preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.
Sub-section (c) is not applicable to any situation to which the language of sub-
section (d) applies.
SECTION 10. LIMIT OF LIABILITY
With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the
Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period of discovery has not expired at the time any such loss thereunder is
discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.
SECTION 11. OTHER INSURANCE
If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of
Liability of this bond applicable to such loss.
SECTION 12. DEDUCTIBLE
The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b),
(c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY
AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount), and then for such excess only, but in no event for more than the applicable
Limit of Liability stated in Item 3 of the Declarations.
The Insured will bear, in addition to the Deductible Amount, premiums on Lost
Instrument Bonds as set forth in Section 7.
There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.
SECTION 13. TERMINATION
The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may
terminate this bond as an entirety by furnishing written notice to the
Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C., prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.
This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

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2004 The St. Paul Travelers Companies, Inc. All Right Reserved
The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the
Insured or pro rata if terminated for any other reason.
This Bond shall terminate:
(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (see Section 16(d)), or
(b) as to any Employee 60 days after receipt by each Insured and by the
Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or
(c) as to any person, who is a partner, officer or employee of any Electronic
Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the
Insured or otherwise, whether such act be committed before or after the time this
bond is effective.
SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION
At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwrite, the Insured may give the
Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.
Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:
(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or
(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.
The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by a receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any purpose.
SECTION 15. CENTRAL HANDLING OF SECURITIES
Securities included in the system for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust
Company, Pacific Securities Depository Trust
Company, and Philadelphia Depository Trust Company, hereinafter called
Corporations, to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.
The words "Employee" and 'Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston
Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia
Stock Exchange, hereinafter called Exchanges, and of the above named
Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such
Corporations, and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to the said Exchanges or Corporations on a contract basis.
The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es)
shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and then the Underwriter shall be liable hereunder
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

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only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.
For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such
Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of
each such interest bears to the total value all such interests and that the
Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the
Insured by such Corporations.
This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such
Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes
of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the
Insured shall execute all papers necessary to secure the Underwriter the rights provided for herein.
SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED
If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:
(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them;
(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the
Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;
(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured;
(d) knowledge possessed or discovery made by any partner, officer of supervisory
Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured; and
(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first, named Insured for the purposes of this bond.
SECTION 17. NOTICE AND CHANGE OF CONTROL
Upon the Insured obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a)
(9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:
(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and
(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(c) the total number of outstanding voting securities.
As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.
Failing to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.
Such notice is not required to be given in the case of an Insured which is an
Investment Company.
SECTION 18. CHANGE OR MODIFICATION
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

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This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one
Investment Company no change or modification which would adversely affect the rights of the
Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission,
Washington, D.C., by the Insured or by the Underwriter. If more than one
Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and
to the Securities and Exchange Commission, Washington, D.C., not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB011 Ed. 7-04    Page 1 of 2
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
Computer Systems
It is agreed that:
1. The attached bond is amended by adding an additional Insuring Agreement as follows:
INSURING AGREEMENT J COMPUTER SYSTEMS
Loss resulting directly from a fraudulent
(1) entry of data into, or
(2) change of data elements or program within a Computer System listed in the
SCHEDULE below, provided the fraudulent entry or change causes
(a) Property to be transferred, paid or delivered,
(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(c) an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to
(i) cause the Insured to sustain a loss, and
(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.
SCHEDULE
All systems utilized by the Insurer
2. As used in this Rider, Computer System means
(a) computers with related peripheral components, including storage components, wherever located,
(b) systems and applications software,
(c) terminal devices, and
(d) related communication networks
by which data are electronically collected, transmitted, processed, stored and retrieved.
3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:
(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
ICB011 Ed. 7-04   Page 2 of 2
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given
to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's Computer System.
4. The following portions of the attached bond are not applicable to this Rider:
(a) the portion preceding the Insuring Agreements which reads "at any time but discovered during the Bond Period";
(b) Section 9 NONREDUCTION AND NON-ACCUMULATION OF LIABILITY of the
Conditions and Limitations; and
(c) Section 10 LIMIT OF LIABILITY of the Conditions and Limitations.
5. The coverage afforded by this Rider applies only to loss discovered by the
Insured during the period this Rider is in force.
6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.
7. The Limit of Liability for the coverage provided by this Rider shall be Five
Million Dollars ($5,000,000 ), it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item
3 of the Declarations of the attached bond or any amendment thereof.
8. The Underwriter shall be liable hereunder for the amount by which one loss exceeds the Deductible Amount applicable to the attached bond, but not in excess of the Limit of Liability stated above.
9. If any loss is covered under this Insuring Agreement and any other
Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or
Coverage.
10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety
(a) 60 days after receipt by the Insured of written notice from the
Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b) immediately upon receipt by the Underwriter of a written request from the
Insured to terminate or cancel coverage under this Rider.
The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this
Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
ICB012 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
Unauthorized Signatures
It is agreed that:
1. The attached bond is amended by inserting an additional Insuring
Agreement as follows:
INSURING AGREEMENT N UNAUTHORIZED SIGNATURE
(A) Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.
(B) It shall be a condition precedent to the Insured's right of recovery under this Rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.
2. The total liability of the Underwriter under Insuring Agreement N is limited to the sum of Twenty Five Thousand Dollars ($25,000 ), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.
3. With respect to coverage afforded under this Rider, the Deductible Amount shall be Five Thousand Dollars ($5,000 ).
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB013 Ed. 7-04    Page 1 of 2
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
Telefacsimile Transactions
It is agreed that:
1. The attached Bond is amended by adding an additional Insuring Agreement as follows:
INSURING AGREEMENT M TELEFACSIMILE TRANSACTIONS
Loss caused by a Telefacsimile Transaction, where the request for such
Telefacsimile Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which
receives such request generally maintains and follows during the Bond
Period all Designated Fax Procedures with respect to Telefacsimile Transactions.
The isolated failure of such entity to maintain and follow a particular
Designated Fax Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.
2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:
a. "Telefacsimile System" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines.
b. "Telefacsimile Transaction" means any Fax Redemption, Fax Election, Fax
Exchange, or Fax Purchase.
c. "Fax Redemption" means any redemption of shares issued by an Investment
Company which is requested through a Telefacsimile System.
d. "Fax Election" means any election concerning dividend options available to
Fund shareholders which is requested through a Telefacsimile System.
e. "Fax Exchange" means any exchange of shares in a registered account of one
Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through a Telefacsimile System.
f. "Fax Purchase" means any purchase of shares issued by an Investment
Company which is requested through a Telefacsimile System.
g. "Designated Fax Procedures" means the following procedures:
(1) Retention: All Telefacsimile Transaction requests shall be retained for at least six (6) months. Requests shall be capable of being retrieved and produced in legible form within a reasonable time
after retrieval is requested.
(2) Identity Test: The identity of the sender in any request for a
Telefacsimile Transaction shall be tested before executing that Telefacsimile
Transaction, either by requiring the sender to include on the face of the request a unique identification number or to include key specific account information. Requests of Dealers must be on company letterhead and be signed by an authorized representative. Transactions by occasional users are to be verified by telephone confirmation.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
ICB013 Ed. 7-04   Page 2 of 2
2004 The St. Paul Travelers Companies, Inc. All Right Reserved
(3) Contents: A Telefacsimile Transaction shall not be executed unless the request for such Telefacsimile Transaction is dated and purports to have been signed by (a) any shareholder or subscriber to shares issued by a Fund, or (b)
any financial or banking institution or stockbroker.
(4) Written Confirmation: A written confirmation of each Telefacsimile
Transaction shall be sent to the shareholder(s) to whose account such
Telefacsimile Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Telefacsimile Transaction.
i. "Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature
Guarantee, or in another document with a Signature Guarantee.
j. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by an Eligible Guarantor Institution as defined in Rule 17Ad-
15(a)(2) under the Securities Exchange Act of 1934.
3. Exclusions. It is further understood and agreed that this Insuring
Agreement shall not cover:
a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and
b. Any loss resulting from:
(1) Any Fax Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Designated in the initial application or in writing at least one (1) day prior to such redemption to receive
redemption proceeds, or (c) a bank account Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds; or
(2) Any Fax Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such
account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or
(3) Any Fax Redemption from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account which was designated (a) over the telephone or by telefacsimile at least fifteen
(15) days prior to such redemption, or (b) in the initial application or in writing at least one (1) day prior to such redemption; or
(4) The intentional failure to adhere to one or more Designated Fax
Procedures; or
(5) The failure to pay for shares attempted to be purchased.
4. The Single Loss Limit of Liability under Insuring Agreement M is limited to the sum of Five Hundred Thousand Dollars ($500,000 ) it
being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached Bond or amendments thereof.
5. With respect to coverage afforded under this Rider the applicable Single loss
Deductible Amount is Fifty Thousand Dollars ($50,000 ).
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
ICB015 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
Amend Definition of Employee (Exclude EDP Coverage for Computer Software or
Programs)
It is agreed that:
1. Sub-section 7 of Section 1(a) in the Definition of Employee, is deleted and replaced by the following:
(7) "each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured (does not include the creating, preparing, modifying or maintaining the Insured's computer software or programs), but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) hereof, and"
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
ICB016 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
Definition of Investment Company
It is agreed that:
1. Section 1, Definitions, under General Agreements is amended to include the following paragraph:
(f) Investment Company means an investment company registered under the
Investment Company Act of 1940 and as listed under the names of Insureds on the
Declarations.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
ICB027 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
Joint Loss Payee
It is agreed that:
1. At the written request of the named Insured, any payment in satisfaction of loss covered by said Bond involving money or other Property in which the
American Society of Composers, Authors and Publishers has an interest shall be paid by an instrument issued to that entity and the Named Insured as Joint Loss-
Payees, subject to the following conditions and limitations:
a. The attached Bond is for the sole use and benefit of the Named Insured as expressed herein. The entity named above shall not be considered as an Insured under the Bond, nor shall it otherwise have any rights or benefits under said
Bond.
b. Notwithstanding any payment made under the terms of this Rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this Bond shall not exceed the limits of liability as set forth in Item 3 of the Declarations Page.
2. Should this Bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter or at the request of the Insured, the Underwriter will give sixty (60) days written advance notice by certified mail, return receipt requested to the entity named above, but failure to do so shall not impair or delay the effectiveness of
any such cancellation, reduction, non-renewal or restrictive modification, nor shall the Underwriter be held liable in any way.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
ICB029 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
Discovery Limitation
It is agreed that:
1. This bond does not cover loss:
(a) resulting from any circumstance or occurrence for which the Insured has provided notice to the underwriter or issuer of any other insurance or suretyship in effect prior to the inception of this bond;
(b) resulting from any circumstance or occurrence known by the Insured prior to the inception of this bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
ICB030 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
ERISA Rider
It is agreed that:
1. "Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension
Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer of employee of any such Plan.
2. If the Bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension
Benefit Plans or sustained by any such Plan in addition to loss sustained by an
Insured other than such Plan, it is the obligation of the Insured or the Plan
Administrator(s) of such Plans under Regulations published by the Secretary of
Labor Implementing Section 13 of the Welfare and Pension Plans Disclosure Act of
1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.
3. In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the
Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such
Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.
4. If money or other property of two or more Employee Welfare or Pension Benefit
Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.
5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income
Security Act of 1974.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
ICB031 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
Worldwide Coverage - Counterfeit Currency
It is agreed that:
1. Insuring Agreement (G) Counterfeit Currency, is hereby amended by deleting the words:
"of the United States of America or Canada", and substituting "of any country in the world."
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
ICB036 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
Best Efforts Notice of Cancellation - NASD and/or other Associations
It is agreed that:
1. The Underwriter will mark its records to indicate that the
National Association of Security Dealers
is to be notified promptly concerning the cancellation or substantial modification of the attached Bond, whether at the request of the Insured or the
Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancellation or modification.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
ICB038 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
Non - Cumulative Rider
It is agreed that:
In the event of a loss covered under this Bond, and also covered under
Financial Institution Bond, Standard Form No. 14, Bond No. 490PB1809 , issued to
First Investors Consolidated, the Single Loss Limit of Liability hereunder applicable to any one loss (as outlined) in Section 4. of the CONDITIONS AND
LIMITATIONS, shall be reduced by any payment under Bond No. 490PB1809 and only the remainder, if any, shall be applicable to any such loss hereunder.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
ICB039 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
Third Party Check Exclusion
It is agreed that:
1. This Bond shall not cover any loss resulting from or in connection with the acceptance of a Third Party Check unless:
(1) such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check,
and
(2) reasonable efforts are made by the Insured, or by the entity receiving Third
Party Checks on behalf of the Insured, to verify all endorsements on all Third
Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusion herein and in the Bond), and then only to the extent such loss is otherwise covered under this
Bond.
For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.
It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:
(1) any payee on such Third Party Check reasonably appears to be a corporation or other entity; or
(2) such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third
Party Check.
It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB057 Ed. 4-05  Page 1 of 2
2005 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
New York Statutory Rider
1. The first paragraph of Section 13. "TERMINATION" under Conditions and
Limitations is amended by adding the following:
Cancellation of this bond by the Underwriter is subject to the following provisions:
If the bond has been in effect for 60 days or less, it may be canceled by the
Underwriter for any reason. Such
cancellation shall be effective 60 days after the Underwriter mails a notice of cancellation to the first-named Insured at the mailing address shown in the bond. However, if the bond has been in effect for more than 60 days or is a renewal, then cancellation must be based on one of the followings grounds:
(A) non-payment of premium, however, that a notice of cancellation on this ground shall inform the insured of the amount due;
(B) conviction of crime arising out of acts increasing the hazard insured against;
(C) discovery of fraud or material misrepresentation in the obtaining of the bond or in the presentation of claim thereunder;
(D) after issuance of the bond or after the last renewal date, discovery of an act or omission, or a violation of any bond condition that substantially and materially increases the hazard Insured against, and which occurred subsequent to inception of the current bond period;
(E) material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond was issued or last renewed;
(F) the cancellation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the Insurer would jeopardize the Insurer's solvency or be hazardous to the interest of the Insureds, the Insurer's creditors or the public;
(G) a determination by the superintendent that the continuation of the bond would violate, or would place the Insurer in violation of, any provision of the
New York State Insurance laws.
(H) where the Insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the Insured property will be destroyed by the Insured for the purpose of collecting the insurance proceeds, provided, however, that:
(i) a notice of cancellation on this ground shall inform the Insured in plain language that the Insured must act within ten days if review by the Insurance
Department of the State of New York of the
ground for cancellation is desired, and
(ii) notice of cancellation on this ground shall be provided simultaneously by the Insurer to the Insurance Department of the State of New York.
(iii) upon written request of the Insured made to the Insurance Department of the State of New York within ten days from the Insured's receipt of notice of cancellation on this ground, the department shall undertake a review of the ground for cancellation to determine whether or not the Insurer has satisfied the criteria for cancellation specified in this subparagraph; if after such review the
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
ICB057 Ed. 4-05  Page 2 of 2
2005 The St. Paul Travelers Companies, Inc. All Right Reserved
department finds not sufficient cause for cancellation on this ground, the notice of cancellation on this ground shall be deemed null and void.
Cancellation based on one of the above grounds shall be effective 60 days after the notice of cancellation is mailed or delivered to the Named Insured, at the address shown on the bond, and to its authorized agent or broker.
2. If the Underwriter elects not to replace a bond at the termination of the
Bond Period, it shall notify the Insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond shall continue in effect for 60 days after such notice is given. The Aggregate Limit of
Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the Insured and its broker or agent.
3. If the Underwriter elects to replace the bond, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any
premium increase as a result of experience rating), the Underwriter must mail written notice to the Insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond shall be in effect with the same terms, conditions and rates as the terminated bond for 60 days after such notice is given.
4. The Underwriter may elect to simply notify the Insured that the bond will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter will inform the Insured that a second notice will be sent at a later date specifying the Underwriter's exact intention. The
Underwriter shall inform the Insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond until the expiration date of the bond or 60 days after the second notice is mailed or delivered, whichever is later.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

2005 The St. Paul Travelers Companies, Inc. All Rights Reserved
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR
RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
VOICE INITIATED TRANSACTIONS INSURING AGREEMENT
For use with ICB005 Ed. 7/04
MEL3804 Ed. 12/05
It is agreed that:
1. The attached Bond is amended by adding an additional Insuring Agreement as follows:
INSURING AGREEMENT L - VOICE-INITIATED TRANSACTIONS INVESTMENT COMPANIES
Loss resulting from any Voice-Initiated Transaction, where the request for such Voice-Initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all
Designated Procedures with respect to Voice-Initiated Redemptions and the
Designated Procedures described in paragraph 2. f. (1) and (3) of this Rider with respect to all other Voice-Initiated Transactions. The isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.
This Insuring Agreement does not cover:
a. Any loss covered under Insuring Agreement (A) Fidelity; or
b. Any loss resulting from:
(1) Any Voice-Initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds, or
(c) a bank account designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds; or
(2) Any Voice-Initiated Redemption of fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b)
directly or indirectly received any proceeds or other benefit from such redemption; or
(3) Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account which was designated (a) over the telephone or by telefacsimile at least fifteen (15) days prior to such redemption, or (b) in the initial application or in writing at least one (1) day prior to such redemption; or
(4) The intentional failure to adhere to one or more Designated Procedures; or
(5) The failure to pay for shares attempted to be purchased; or
(6) Any Voice-Initiated Transaction received by an automated system which receives and converts such request to executable instructions.
2. SECTION 1. Definitions of the CONDITIONS AND LIMITATIONS is amended by adding the following:
(G) "Voice-Initiated Transaction" means any Voice-Initiated Redemption, Voice-
Initiated Election, Voice Initiated Exchange, or Voice-Initiated Purchase.
(H) "Voice-Initiated Redemption" means any redemption of shares issued by an
Investment Company which is requested by voice over the telephone.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
2005 The St. Paul Travelers Companies, Inc. All Rights Reserved
(I) "Voice-Initiated Election" means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.
(J) "Voice-Initiated Exchange" means any exchange of shares, requested by voice over the telephone, in:
(1) a registered account of one fund into shares in an identically registered account of another fund in the same complex pursuant to exchange privileges of the two funds, or
(2) a joint account, but only where a shareholder of the account from which the exchange is made is identically named as a shareholder on such joint account.
(K) "Voice-Initiated Purchase" any purchase of shares issued by an Investment
Company which is requested by voice over the telephone.
(L) "Designated Procedures" means any one or more of the following procedures:
(1) Recordings: All Voice-Initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six (6) months.
(a) Each call must be entered on a computerized tracking system which shows type of call, date, time, representative and channel number.
(b) Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.
(2) Identity Test: The identity of the caller in any request for a Voice-
Initiated Redemption shall be tested before executing that Voice-Initiated
Redemption, either by requiring the caller to state an identification number consisting of at least four characters, or by using the following test:
The caller will be required to provide the following information: name, address, and social security number of primary shareholder of record.
(3) Written Confirmation: A written confirmation of each Voice-Initiated
Transaction and of each change of the record address of a fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s) to whose account such Voice-Initiated Transaction or change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Voice-Initiated
Transaction or change of address.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
2005 The St. Paul Travelers Companies, Inc. All Rights Reserved
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR
RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
AMEND SECTION 2. EXCLUSIONS RIDER
For use with ICB005 Ed. 7/04
MEL3806 Ed. 12/05
It is agreed that:
Section 2. EXCLUSIONS, of the CONDITIONS AND LIMITATIONS, is amended by adding the following:
(n) loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards:
(a) in obtaining credit; or
(b) in gaining access to automated mechanical devices which, on behalf of the
Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments or make credit loans; or
(c) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems;
whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when such loss is covered under
Insuring Agreement (A).
(o) loss resulting from liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or an
Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
2005 The St. Paul Travelers Companies, Inc. All Rights Reserved
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR
RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
AMEND DEFINITION OF EMPLOYEE - REGISTERED REPRESENTATIVE AND
SECTION 12. DEDUCTIBLE
For use with ICB005 Ed. 7/04
MEL3809 Ed. 12/05
It is agreed that:
1. "Employee" as defined in paragraph (a) of SECTION 1. DEFINITIONS of the
CONDITIONS AND LIMITATIONS is amended by adding the following:
"Employee" also means any natural person who is a registered representative or registered principal associated with an Insured, except any:
(a) sole proprietor,
(b) sole stockholder,
(c) director or trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or employee,
(d) partner, or
(e) individual assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis.
2. Sub-paragraph (6) of paragraph (a) "Employee" of SECTION 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS is replaced with the following:
(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, but excluding any such registered representatives or registered principals associated with an
Insured;
3. The last paragraph of SECTION 12. DEDUCTIBLE of the CONDITIONS AND
LIMITATIONS is replaced with the following:
There shall be no deductible applicable to any loss under Insuring
Agreement A sustained by any Investment Company named as Insured herein, unless such loss is caused by an Employee as defined in paragraph 1 of this Rider, in which case such loss shall be subject to the applicable Deductible Amount as specified below.
A Deductible Amount of $500,000 shall apply to loss caused by any dishonest or fraudulent act or theft committed by an Employee as defined in Section 1 of this
Rider, if such Employee is primarily engaged in the sales activities of any
Insured. An Employee is so primarily engaged if he or she spends 33 1/3% or more of his or her time selling or supervising (other than in the capacity of a compliance officer or senior corporate officer) sales on behalf of any Insured.
In the event of a collusive loss involving an Employee as defined in
Section 1 of this Rider and any Employee or Employees other than those defined in Section 1. above, the highest Deductible Amount applicable to any Employee involved in the loss shall be used.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
2005 The Travelers Companies, Inc.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR
RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
COMPUTER VIRUS INSURING AGREEMENT
For use with ICB005 Ed. 7/04
MEL3810 Ed. 12/05
It is agreed that:
1. The attached bond is amended by adding an additional Insuring Agreement ( K )
as follows:
INSURING AGREEMENT ( K ) - COMPUTER VIRUS
A. Loss resulting from the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value as the direct result of malicious destruction of or damage to the
Insured's Electronic Data or Computer Programs, where such malicious destruction or damage is done
with manifest intent to cause the Insured to sustain a loss, and such loss is due to a Computer Virus stored within the Insured's Computer System, or
B. Loss resulting from the malicious destruction of or damage to the
Insured's Electronic Data or Computer Programs, where such malicious destruction or damage is done with manifest intent to cause the Insured to sustain a loss, and such loss is the direct result of a Computer Virus stored within the
Insured's Computer System.
C. The liability of the Company under paragraph B above shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other
Electronic Data or Computer Programs which shall have been furnished by the
Insured. In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capacity.
2. Definitions:
A. "Computer Program" means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it and which enable the computer or devices to receive, process, store or send
Electronic Data.
B. "Computer System" includes a computer and all input, output, processing, storage and communication facilities which are connected to such computer. Off line media libraries are deemed to be part of a "Computer System."
C. "Computer Virus" means a computer program or similar instruction which was written or altered by a person other than an identifiable employee and incorporates a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which such program or instruction is used.
D. "Electronic Data" means facts or information converted to a form usable in a
Computer System by Computer Programs which is stored on magnetic tape or disks, or optical storage disks or other bulk media.
E. "Insured's Computer System" means those Computer Systems operated by the
Insured, which are either owned or leased by the Insured.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
2005 The St. Paul Travelers Companies, Inc. All Rights Reserved
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR
RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
AMEND INSURING AGREEMENT (A) FIDELITY
For use with ICB005 Ed. 7/04
MEL3811 Ed. 12/05
It is agreed that:
Insuring Agreement (A) FIDELITY is replaced with the following:
(A) FIDELITY
Loss (including loss of Property) resulting from any Dishonest or
Fraudulent Act or Theft committed by an Employee, committed anywhere and whether committed alone or in collusion with other persons (whether or not Employees);
provided, however, that this Insuring Agreement shall not apply to loss resulting from any Dishonest or Fraudulent Act or Theft committed by any
Employee in the Insured's general securities business division.
"Dishonest or Fraudulent Act" as used in this Insuring Agreement means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). "Dishonest or Fraudulent Act" does not include any reckless, negligent or grossly negligent act.
"Theft" as used in this Insuring Agreement means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED
2005 The St. Paul Travelers Companies, Inc. All Rights Reserved
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR
RIDER EXECUTED
01/31/08
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
01/15/08
* ISSUED TO
FIRST INVESTORS CORPORATION
SEC NOTIFICATION RIDER
For use with ICB005 Ed. 7/04
MEL3812 Ed. 12/05
It is agreed that:
This bond may only be modified by written riders, forming a part hereof over the signature of
the Underwriter's authorized representative. Any rider which modifies the coverage provided by INSURING
AGREEMENT (A) FIDELITY in a manner which adversely affects the rights of an
Investment Company
named as Insured shall not become effective until at least 60 days after the
Underwriter has given written notice thereof to the Securities and Exchange
Commission, Washington, D.C. and to each Investment Company named as Insured affected thereby.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB010 Ed. 7/04 Page 1 of 2
ENDORSEMENT OR RIDER THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT
CAREFULLY.
The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
Attached to and Forming Part of Bond Or Policy No.
490PB1810
Date Endorsement or Rider Executed
01/31/2008
* Effective Date of Endorsement or Rider 12:01 A.M. Standard Time as
Specified in the Bond or Policy
01/15/2008
*ISSUED TO
FIRST INVESTORS CORPORATION
Named Insured Endorsement
It is agreed that:
1. From and after the time this rider becomes effective the Insured under the attached bond are:
 First Investors Corporation (lead insured)
 First Investors Management Company, Inc.
 Administrative Data Management Corp.
 Profit Sharing Plan of First Investors Corporation
 401(K) Plan of First Investors Corporation
 *First Investors Equity Funds
  First Investors Total Return Fund
  First Investors Value Fund
  First Investors Blue Chip Fund
  First Investors Growth and Income Fund
  First Investors Select Growth Fund
  First Investors Global Fund
  First Investors Mid-Cap Opportunity Fund
  First Investors Special Situations Fund
  First Investors International Fund
 *First Investors Income Funds
  First Investors Cash Management Fund
  First Investors Government Fund
  First Investors Investment Grade Fund
  First Investors Fund For Income
 *First Investors Tax-Exempt Funds
  First Investors Tax-Exempt Money Market Fund
  First Investors Insured Tax Exempt Fund
  First Investors Insured Tax Exempt Fund II
  First Investors Arizona Insured Tax Exempt Fund
  First Investors California Insured Tax Exempt Fund
  First Investors Colorado Insured Tax Exempt Fund
  First Investors Connecticut Insured Tax Exempt Fund
  First Investors Georgia Insured Tax Exempt Fund
  First Investors Maryland Insured Tax Exempt Fund
  First Investors Massachusetts Insured Tax Exempt Fund
  First Investors Michigan Insured Tax Exempt Fund
  First Investors Minnesota Insured Tax Exempt Fund
  First Investors Missouri Insured Tax Exempt Fund
  First Investors New Jersey Insured Tax Exempt Fund
  First Investors New York Insured Tax Exempt Fund
  First Investors North Carolina Insured Tax Exempt Fund
  First Investors Ohio Insured Tax Exempt Fund
  First Investors Oregon Insured Tax Exempt Fund
  First Investors Pennsylvania Insured Tax Exempt Fund
  First Investors Virginia Insured Tax Exempt Fund
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss
ICB010 Ed. 7/04 Page 2 of 2
First Investors Life Series Funds
  First Investors Blue Chip Fund
  First Investors Cash Management Fund
  First Investors Discovery Fund
  First Investors Government Fund
  First Investors Growth and Income Fund
  First Investors High Yield Fund
  First Investors International Fund
  First Investors Investment Grade Fund
  First Investors Select Growth Fund
  First Investors Target Maturity 2007 Fund
  First Investors Target Maturity 2010 Fund
  First Investors Target Maturity 2015 Fund
  First Investors Value Fund
  First Investors Special Bond Fund
 First Investors Life Variable Annuity Fund A  (Separate Account A)
 First Investors Life Level Premium Variable Life Insurance  (Separate
Account B)
 First Investors Life Variable Annuity Fund C  (Separate Account C)
 First Investors Life Variable Annuity Fund D  (Separate Account D)
 First Investors Life Modified Single Premium Variable Live Insurance
(Separate Account E)
 *Funds offer both Class A and Class B Shares.
2. The first named Insured shall act for itself and for each and all of the
Insured for all the purposes of the attached bond.
3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.
4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.
5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured.
Payment by the Underwriter to the first named Insured of loss sustained by any
Insured shall fully release the Underwriter on account of such loss.
6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ENDORSEMENT OR RIDER
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.
The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
Attached to and Forming Part of Bond Or Policy No.
490PB1810
Date Endorsement or Rider Executed
01/31/2008
* Effective Date of Endorsement or Rider 12:01 A.M. Standard Time as
Specified in the Bond or Policy
01/15/2008
*ISSUED TO
FIRST INVESTORS CORPORATION
Amend Section 13. - Termination as to any Employee
MEL3274 - For use with ICB005 - Ed. 7/04
It is agreed that:
1. Sub-sections (a), (b) & (c) of Section 13. TERMINATION under CONDITIONS
AND LIMITATIONS, are deleted in their entirety, and the following is substituted in lieu thereof:
Upon the detection by any Insured that such Employee has committed any dishonest
or
fraudulent act(s) or theft, the Insured shall immediately remove such Employee from a
position that may enable such Employee to cause the Insured to suffer a loss by any
subsequent dishonest or fraudulent act(s) or theft.  The Insured, within forty-
eight (48)
hours of such detection, shall notify the Underwriter with full and complete particulars of
the detected dishonest or fraudulent act(s) or theft.
For purposes of this section, detection occurs when any partner, officer, or supervisory Employee of any Insured, who is not in collusion with such
(detected) Employee, becomes aware that the (detected) Employee has committed any dishonest or fraudulent act(s) or theft.
This Bond shall terminate as to any Employee by written notice to each Insured and to the Securities and Exchange Commission from the Underwriter of not less than sixty (60) days prior to the effective date of termination specified in such notice.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ENDORSEMENT OR RIDER
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR RIDER EXECUTED
01/31/2008
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE  POLICY
01/15/2008
* ISSUED TO
FIRST INVESTORS CORPORATION
CONVERT TO AGGREGATE LIMIT OF LIABILITY RIDER
For use with ICB005 - Ed. 7/04
MEL3805 - Ed. 12/05
It is agreed that:
1. Item 3 of the Declarations Page is replaced with the following:
 Item 3.A.   Subject to Sections 9, 10, and 12 hereof, the Aggregate Limit of Liability is  $10,000,000
 Item 3.B.  Subject to Sections 9, 10, and 12 hereof, the Single Loss
Limits of Liability and  Single Loss Deductibles are:

       Single Loss Limit  Single Loss
       of Liability    Deductiblee
 Insuring Agreement (A)-Fidelity   $5,000,000    $250,000
 Insuring Agreement (B)-Audit Expense  $50,000     $10,000
 Insuring Agreement (C)-On Premises  $5,000,000    $250,000
 Misplacement, Mysterious Unexplainable
 Disappearance Coverage in Insuring Agreement C
 Insuring Agreement (D)-Transit    $5,000,000    $250,000
 Insuring Agreement (E)-Forgery or
 Alteration     $5,000,000    $250,000
 Insuring Agreement (F)-Securities   $5,000,000    $250,000
 Insuring Agreement (G)-Counterfeit
 Currency     $5,000,000    $250,000
 Insuring Agreement (H)-Stop Payment  $25,000     $5,000
 Insuring Agreement (I)-Uncollectible
 Items of Deposit    $25,000     $5,000
 Insuring Agreement (J)-Computer
 Systems      $5,000,000    $250,000
 Insuring Agreement (K)-Computer
 Virus      $5,000,000    $250,000
 Insuring Agreement (L) Voice Initiated
 Transaction     $5,000,000    $250,000
 Insuring Agreement (M) Telefacsimile
 System      $500,000    $50,000
 Insuring Agreement (N) Unauthorized
 Signature     $25,000     $5,000

2. SECTION 3. ASSIGNMENT OF RIGHTS and SECTION 8. SALVAGE of the CONDITIONS
AND
LIMITATIONS are replaced with the following:
SECTION 3.        ASSIGNMENT-SUBROGATION-RECOVERY-COOPERATION
            (a) In the event of payment under this bond, the Insured shall deliver, if so requested by the  Underwriter, an assignment of such of the
Insured's rights, title and interest and causes of action as it may have against any person or entity to the extent of such payment.
             (b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery against any person or entity to the extent of such payment.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

     (c) Recoveries, whether effected by the Underwriter or by the
Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single Loss or Aggregate Limit of
Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount.  Recovery on account of loss of Securities as set forth in Section 5 or recovery from reinsurance and/or indemnity of the
Underwriter shall not be deemed a recovery as used in this paragraph.
 (d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:
    1. submit to examination by the Underwriter and subscribe to the same under oath; and
    2. produce for the Underwriter's examination all pertinent records; and
    3. cooperate with the Underwriter in all matters pertaining to the loss.
 (e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein.  The
Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.
3. Section 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABLITY AND TOTAL
LIABILITY of the CONDITIONS AND LIMITATIONS is replaced by the following:
       Section 9.          SINGLE LOSS LIMIT OF LIABILITY
Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 3. B. of the Declarations.  If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.
SINGLE LOSS DEFINED
Single Loss means all loss, including court cost and attorney's fees incurred by the Underwriter under General Agreement C resulting from:
(a) Any one act or series of related acts of burglary, robbery, or attempt
thereat, in which no Employee is   implicated, or
(b) Any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or
(c) All acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or
(d)  Any one casualty or event not specified in (a), (b) or (c) preceding.
4.  Section 10. LIMIT OF LIABLITY of the CONDITIONS AND LIMITATIONS is replaced with the following:
      Section 10.              AGGREGATE LIMIT OF LIABILITY
 The Underwriter's total liability for all losses discovered during the
Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate
Limit of Liability shown in Item 3.A. of the Declarations.  The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.
Upon exhaustion of the Aggregate Limit of Liability by such payment:
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the
Underwriter, and
(b) The Underwriter shall have no obligations under General Agreement C to continue the defense of the Insured, and upon notice by the Underwriter to the
Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.
The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of
Section 3.  In the event that a loss of Property is settled by the Underwriter through the use of a Lost Instrument Bond as set forth in Section 7, such loss shall not reduce the Aggregate Limit of Liability.
5.     Section 12. DEDUCTIBLE of the CONDITIONS AND LIMITATIONS is replaced with the following:
        Section 12. DEDUCTIBLE AMOUNT
The Underwriter shall be liable hereunder only for the amount by which any
Single Loss, as defined in Section 9., exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the
Aggregate Limit of Liability and the applicable Single Loss Limit of Liability provided, however, that there shall be no Deductible Amount applicable to any loss under Insuring Agreement A sustained by any Investment Company named as an
Insured hereunder.
The Insured shall, in the time and in the manner prescribed in the bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefore, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ENDORSEMENT OR RIDER
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR RIDER EXECUTED
01/31/2008
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE  POLICY
01/15/2008
* ISSUED TO
FIRST INVESTORS CORPORATION
Cancellation / Termination Notification Endorsement
For use with ICB005 - Ed. 7/04
MEL3808 - Ed. 12/05
It is agreed that:
The Underwriter will mark its records to indicate that the State Department of
Banking and Insurance, Divison of Banking located at Bureau of Consumer Finance,
P.O. CN040 Trenton, N.J. 08625 (herein called Exchange)  is to be notified promptly concerning the termination or cancellation of the attached bond as an entirety or as to any Employee covered hereunder whether such termination or cancellation  is by the Insured or the Underwriter and will use its best efforts to so notify said Exchange but failure to so notify said  Exchange shall not impair or delay the effectiveness of any such termination or cancellation.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ENDORSEMENT OR RIDER
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.
490PB1810
DATE ENDORSEMENT OR RIDER EXECUTED
01/31/2008
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE  POLICY
01/15/2008
* ISSUED TO
FIRST INVESTORS CORPORATION
CO-SURETY RIDER
For use with ICB005  Ed. 7/04
MEL3813  Ed. 12/05
It is agreed that:
1. The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in this Rider, all the companies executing the attached bond.
2. Each of said companies shall be liable only for such proportion of any
Single Loss under the attached bond as the amount underwritten by such company as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said companies be liable for an amount greater than that underwritten by it.
3. In the absence of a request from any of said companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling
Company for the account of all of said companies.

4. In the absence of a request from any of said companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.
5. The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said companies as an entirety or as to such Employee, as the case may be.
6. Any company other than the Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the entire liability of such company under the attached Bond or as to any
Employee.
7. In the absence of a request from any of said companies that notice of termination or cancellation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said companies as an entirety.  The Insured may terminate or cancel the entire liability of any company, other than the
Controlling Company under the attached Bond by giving notice of such termination or cancellation to such  company, and shall send copy of such notice to the
Controlling Company.
8. In the event of the termination or cancellation of the attached Bond as an entirety, no company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such company bears to the Aggregate Limit of Liability of the attached Bond.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

9. In the event of the termination or cancellation of the attached bond as to any company, such company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation.  The termination or cancellation of the attached Bond as to any company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other companies under the attached bond.
Underwritten for the sum of $2,500,000  Single Loss Limit of Liability/
                            $5,000,000 Aggregate Limit of Liability
except as follows:
Insuring Agreement B-$25,000 Single Loss Limit, $50,000 Aggregate Limit
Insuring Agreement H-$12,500 Single Loss Limit, $25,000 Aggregate Limit
Insuring Agreement I-$12,500 Single Loss Limit, $25,000 Aggregate Limit
Insuring Agreement M-$250,000 Single Loss Limit, $500,000 Aggregate Limit
Insuring Agreement N-$12,500 Single Loss Limit, 25,000 Aggregate Limit
Controlling Company: St Paul Fire & Marine Insurance Company
------------------------------------------------------------------------
Authorized Representative
Underwritten for the sum of $2,500,000  Single Loss Limit of Liability/
                            $5,000,000 Aggregate Limit of Liability
except as follows:
Insuring Agreement B-$25,000 Single Loss Limit, $50,000 Aggregate Limit
Insuring Agreement H-$12,500 Single Loss Limit, $25,000 Aggregate Limit
Insuring Agreement I-$12,500 Single Loss Limit, $25,000 Aggregate Limit
Insuring Agreement M-$250,000 Single Loss Limit, $500,000 Aggregate Limit
Insuring Agreement N - $12,500 Single Loss Limit, 25,000 Aggregate Limit
BY: Continental Casualty Company
-------------------------------------------------------------------------
Authorized Representative
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss